Paul J. Masschelin Senior Vice-President Finance and Administration (403) 237-4304

September 15, 2014

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Imperial Oil Limited

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 26, 2014

File No. 000-12014

Dear Mr. Skinner:

On behalf of Imperial Oil Limited, please find enclosed our response to your comments regarding the above filing set forth in your letter of August 20, 2014. We appreciate your agreement to extend the timing of our response pursuant to the August 25, 2014 letter from Mr. Randy Gillis.

We also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification, please contact Mr. Randy Gillis, Assistant Controller who can be reached at 403.237.3051 (email: randy.gillis@esso.ca) or me.

Yours truly,

/s/ Paul J. Masschelin

Attachment

cc: R.D. Gillis

Imperial Oil Limited 237 Fourth Avenue S.W. PO Box 2480, Station M Calgary, AB T2P 3M9

Mr. B. Skinner

U.S. Securities & Exchange Commission

September 15, 2014

Response to Form 10-K comment

Business, page 3

Upstream, page 4

Oil and Gas Production, Production Prices and Production Costs, page 6

1.	The information you have provided regarding production volumes is presented based on average daily production. Revise your disclosure to present this information based on annual production volumes. See Item 1204(a) of Regulation S-K.

Response

We believe that the disclosure of production volumes on a per day basis is in compliance with the requirements of Item 1204(a) of Regulation S-K which states “For each of the last three fiscal years disclose production, by final product sold, of oil, gas, and other products.” A specific unit of measurement is not referenced in Item 1204(a) of Regulation S-K. Additionally, we noted that the disclosure of production volumes on a per day basis has been the long-standing practice of the company and the oil and gas industry. Average daily production volumes have also been widely accepted and used by the investment community. We do not believe that a change in the reporting of production volumes from a per day basis to an annual basis would provide users of our financial statements with meaningful data to facilitate informed decisions and industry comparisons.

2.	The tabular presentation of gas production volumes on page 6 does not appear to include a value that complies with the requirements of Item 1204(a) of Regulation S-K. In this regard, note (b) indicates that the line items “gross production” and “net production” include gas volumes used internally, while the line item “sales” includes volumes of gas “purchased, processed and/or resold”. Revise your presentation to disclose production of natural gas on an “as sold” basis. See Instruction 2 to Item 1204 Regulation S-K.

Response

We report net production of natural gas on page 6 of our 2013 Form 10-K including amounts used for internal consumption, which is consistent with production quantities in our net proved reserves disclosure on page 84. We believe we complied with the intent of Instruction 2 to Item 1204 Regulation S-K by including the line item “sales” on page 6, which per the regulation excludes amounts used for internal consumption. A de minimus quantity of sales of gas purchased, processed and/or resold was included in the line item “sales” to reflect total revenue generating volumes.

In light of your comment, we will remove the de minimis quantities of sales of gas purchased, processed and/or resold from the line item “sales”, and beginning in the 2014 Form 10-K, we will report net production available for sale of natural gas and update the notes in the tabular presentation to reference the net proved reserves disclosure.